UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

WITHDRAWAL OF CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33008

PENDRELL CORPORATION

(Exact name of registrant as specified in its charter)

2300 Carillon Point, Kirkland, Washington 98033

(425) 278-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

This filing relates to a certification and notice filed by registrant on December 4, 2017 under Rule 12g-4(a)(1). That certification and notice was filed prematurely and is hereby withdrawn.

Approximate number of holders of record as of the certification or notice date: 205

Pursuant to the requirements of the Securities Exchange Act of 1934, Pendrell Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary